AC Immune Reports Full Year 2025 Financial Results and Provides a Corporate Update

●	Phase 2 interim results suggest treatment with active immunotherapy ACI-7104 may slow the progression of Parkinson’s disease
●	NLRP3 inhibitor ACI-19764 Phase 1 trial initiated with first participants dosed
●	Approaching multiple value-inflection points, including interim results of the AD3 cohort in the Phase 2 ABATE trial of ACI-24 in Alzheimer’s disease in H1 2026, and full 24-month data from Part 1 of the Phase 2 VacSYn trial of ACI-7104 in Q3 2026
●	Cash resources of CHF 91.4 million as of December 31, 2025, provide funding to the end of Q3 2027 before any potential milestone payments

Lausanne, Switzerland, March 13, 2026 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today reported results for the full year ended December 31, 2025, and provided a corporate update.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “We made significant progress towards delivering precision prevention of neurodegenerative diseases in 2025, exemplified by the exceptional interim data from the VacSYn trial of ACI-7104, our wholly-owned active immunotherapy targeting α-synuclein. Evidence that ACI-7104 appears to slow the rate of progression in early Parkinson’s disease (PD) further demonstrates the potential for active immunotherapies as disease-modifying treatments with the potential to slow or prevent neuronal damage.”

“Our novel Morphomer® small-molecule therapeutics complement these programs by targeting intracellular mechanisms, enabling intervention at the earliest stages of disease. ACI-19764, a brain-penetrant NLRP3 inhibitor with potential to treat numerous diseases both within and beyond neurodegeneration, is now in a Phase 1 trial.”

Full Year 2025 and Subsequent Highlights:

ACI-7104 anti-α-synuclein active immunotherapy

●	Reported positive interim safety and efficacy results from Part 1 of the Phase 2 VacSYn trial of our wholly-owned anti-α-synuclein active immunotherapy ACI-7104 in early PD.
●	Results suggest, for the first time, that targeting underlying α-synuclein pathology with an active immunotherapy may slow the rate of progression of Parkinson’s disease.
●	These results could translate into a shift from treating symptoms toward true disease modification in PD
●	Clear safety profile with no clinically relevant safety issues reported to date
●	Targets met for immunogenicity (100% responder rate), pharmacodynamic effect, target engagement and clinical assessments
●	Final data from Part 1 of the study expected in mid-2026.

Morphomer-Tau small molecule program

●	Progressed the Morphomer small molecule Tau aggregation inhibitors for the potential treatment of Alzheimer’s disease (AD) and other neurodegenerative diseases.
●	Investigational New Drug (IND)-enabling studies are expected to begin in H1 2026.

NLRP3 inhibitor, ACI-19764, small molecule program

●	Dosed the first participants in a Phase 1 clinical trial of ACI-19764, a brain-penetrant small molecule targeting the NLRP3 inflammasome (NCT07463196).
●	Our NLRP3 inhibitors have potential to intervene at the earliest stages of disease in neurodegenerative conditions, including AD, PD, amyotrophic lateral sclerosis (ALS) and frontotemporal dementia.
●	Potential additional indications include inflammatory disorders (e.g., multiple sclerosis, inflammatory bowel disease, gout), cancer, cardiovascular disease, metabolic disorders (e.g., Type 2 diabetes, obesity), skin inflammatory diseases (e.g. hidradenitis suppurativa) and rare genetic syndromes of autoimmunity such as Cryopyrin-associated periodic syndromes (CAPS).
●	ACI-19764, an orally available, brain-penetrant NLRP3 inhibitor is a major addition to AC Immune’s growing intracellular targeting pipeline.

Sharpened Pipeline Focus with Operational Efficiencies Extending Cash Runway

●	Following a strategic review by executive management, sharpened investment on our most important assets.
●	These include the three clinical-stage active immunotherapy programs ACI-7104, ACI-24 and ACI-35, the latter two of which are in ongoing pharma collaborations, and promising small molecule programs targeting NLRP3, Tau and α-synuclein.
●	The Company reduced its workforce by around 30% and extended its cash for operations to the end of Q3 2027.

AC Immune research results published in peer-reviewed journals and presented at conferences:

●	Clinical results from the completed Phase 1b/2a trial of active immunotherapy ACI-35 (JNJ-2056) partnered with Janssen Pharmaceuticals, Inc., a Johnson & Johnson company, in eBioMedicine.
●Preclinical research demonstrating the in vivo activity of a vectorized (AAV9) anti-TDP-43 monoclonal antibody in a model of ALS/FTD, in Molecular Therapy.
●First-in-class positron emission tomography (PET) tracers for imaging TDP-43 pathology in the brain, including ACI-19626, that could enable a precision medicine approach to neurodegenerative diseases which are currently difficult to diagnose, in Nature Communications.
●Featured the company’s therapeutic and diagnostic programs in presentations at AD/PD™ 2025 where we also hosted an industry symposium highlighting the company’s leading pipeline of active immunotherapies for precision prevention of neurodegenerative diseases.

Appointed Prof. Catherine Mummery, a renowned neurologist and expert in dementia clinical trials, as Chair of Ac Immune’s Clinical Advisory Board (CAB).

Anticipated 2026 Milestones

Program	Milestone	Expected in
ACI-7104 anti-α-synuclein active immunotherapy	Final data from Part 1 of the Phase 2 VacSYn trial in PD expected in mid-2026	H2 2026
ACI-24 anti-Abeta active immunotherapy	Interim results from ABATE Phase 2 trial after reaching 12-month treatment timepoint in the AD3 cohort	H1 2026
ACI-19764 NLRP3 inhibitor	Results from Phase 1 trial in healthy volunteers	H2 2026
Morphomer-Tau aggregation inhibitors	Lead declaration and initiation of IND-enabling studies	H1 2026
Morphomer α-synuclein aggregation inhibitor	Lead declaration	H1 2026

Analysis of Financial Statements for the Full Year Ended December 31, 2025

●	Cash Position: The Company had total cash resources of CHF 91.4 million as of December 31, 2025, compared to total cash resources of CHF 165.5 million as of December 31, 2024. The Company’s cash balance provides sufficient capital resources into Q3 2027, assuming no other milestones.
●	Contract Revenues: The Company recorded CHF 3.6 million in contract revenues for the year ended December 31, 2025, compared with CHF 27.3 million in the prior year. For the year ended December 31, 2025, our contract revenues of CHF 3.6 million were related to the efforts made under the agreement with Takeda for development, CMC, and regulatory activities. The decrease compared to the prior year relates to the recognition of the second ReTain-related milestone payment of CHF 24.6 million under the agreement with Janssen in 2024.
●	R&D Expenditures: R&D expense decreased by CHF 6.1 million for the year ended December 31, 2025 to CHF 56.4 million, predominantly due to:
o	Discovery and preclinical expenses: Decrease of CHF 1.6 million, primarily due to the completion of certain pre-clinical studies and our strategic focus on advancing clinical-stage programs.
o	Clinical expenses: Decrease of CHF 4.4 million, primarily due to lower costs related to manufacturing activities for our Phase 2 VacSYn study evaluating ACI-7104 in early PD and certain non-recurring manufacturing costs in 2024. These changes were offset by increased costs associated with our NLRP3 inhibitor program, which entered clinical development in 2026, and higher costs associated with our PET Tracer programs.
o	Salary- and benefit-related costs: Decrease of CHF 0.7 million, primarily due to decreased share-based compensation in the current year.
●	G&A Expenditures: G&A expenses decreased by CHF 1.1 million for the year ended December 31, 2025, to CHF 16.1 million. This decrease is primarily due to legal fees in 2024 which did not recur.
●	Restructuring Expenditures: Expenses recognized as a result of the restructuring were CHF 0.5 million compared to nil for the year ended 2024. These expenses include CHF 2.1 million of termination benefits, offset by a CHF 1.8 million gain on curtailment in the defined benefit pension liability. The remaining balance pertains to other non-cash activities within share-based compensation.
●	Financial Result: Net finance result was a CHF 1.1 million loss for the year ended December 31, 2025, compared with a CHF 1.5 million gain in 2024. This was due to lower interest received on net investments in short-term financial assets and foreign exchange differences caused by foreign currencies depreciating against CHF, predominantly the U.S. Dollar.
●	IFRS Loss for the Period: The Company reported a net loss after taxes of CHF 70.5 million for the year ended December 31, 2025, compared with a net loss of CHF 50.9 million for the prior year.

2026 Financial Guidance

●	For the full year 2026, the Company expects its total cash expenditure to be in the range of CHF 55-65 million. The Company defines total cash expenditure as operating expenditure adjusted to include capital expenditure and offset by significant non-cash items (including share-based compensation and depreciation expenses).

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CA, CN, CH, EU, GB, JP, KR, NO, RU and SG.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

AC Immune SA

Consolidated Balance Sheets (Unaudited)

(In CHF thousands)

	As of
	December 31,
	2025	2024
Assets
Non-current assets
Property, plant and equipment	1,989	2,651
Right-of-use assets	4,540	5,437
Intangible asset	50,416	50,416
Long-term financial assets	584	415
Total non-current assets	57,529	58,919

Current assets
Prepaid expenses	3,972	4,302
Accrued income	360	1,099
Other current receivables	978	1,104
Short-term financial assets	64,617	129,214
Cash and cash equivalents	26,795	36,275
Total current assets	96,722	171,994
Total assets	154,251	230,913

Shareholders' equity and liabilities

Shareholders’ equity
Share capital	2,253	2,226
Share premium	481,863	478,506
Treasury shares	(218)	(218)
Currency translation differences	7	(5)
Accumulated losses	(439,021)	(368,239)
Total shareholders’ equity	44,884	112,270

Non-current liabilities
Long-term deferred contract revenue	2,339	4,560
Long-term lease liabilities	3,689	4,401
Net employee defined benefit liabilities	8,646	8,844
Total non-current liabilities	14,674	17,805

Current liabilities
Trade and other payables	2,068	2,658
Accrued expenses	8,067	12,098
Short-term deferred contract revenue	83,706	85,056
Short-term lease liabilities	852	1,026
Total current liabilities	94,693	100,838
Total liabilities	109,367	118,643
Total shareholders’ equity and liabilities	154,251	230,913

Consolidated Statements of Income/(Loss) (unaudited)

(In CHF thousands, except for per-share data)

	For the Year Ended
	December 31,
	2025	2024	2023
Revenue
Contract revenue	3,573	27,309	14,801
Total revenue	3,573	27,309	14,801

Operating expenses
Research & development expenses	(56,436)	(62,570)	(54,606)
General & administrative expenses	(16,094)	(17,259)	(15,305)
Other operating income/(expense), net	94	142	1,486
Restructuring expenses, net	(455)	—	—
Total operating expenses	(72,891)	(79,687)	(68,425)
Operating loss	(69,318)	(52,378)	(53,624)

Financial income	1,865	3,196	1,044
Financial expense	(191)	(133)	(176)
Exchange differences	(2,803)	(1,598)	(1,467)
Finance result, net	(1,129)	1,465	(599)

Loss before tax	(70,447)	(50,913)	(54,223)
Income tax expense	—	(3)	(10)
Loss for the period	(70,447)	(50,916)	(54,233)

Loss per share:
Basic and diluted loss for the period attributable to equity holders	(0.70)	(0.51)	(0.64)

Consolidated Statements of Comprehensive Income/(Loss) (unaudited)

(In CHF thousands)

	For the Year Ended
	December 31,
	2025	2024	2023
Loss for the period	(70,447)	(50,916)	(54,233)
Items that may be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences	12	46	(61)
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains/(losses) on defined-benefit plans (net of tax)	(1,353)	(3,084)	(1,669)
Other comprehensive income/(loss)	(1,341)	(3,038)	(1,730)
Total comprehensive loss, net of tax	(71,788)	(53,954)	(55,963)